                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             CHEMI-TROL CHEMICAL CO.
                                (Name of Issuer)

                         COMMON STOCK, WITHOUT PAR VALUE
                         (Title of Class of Securities)

                                    163616105
                                 (CUSIP Number)

                       Asher B. Edelman, 717 Fifth Avenue
               New York, New York 10022, Telephone: (212) 371-7711
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 26, 1997
             (Date of event which requires filing of this statement)

                  If the  filing  person has  previously  filed a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                  The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 163616105

CUSIP No.163616105



                  (1)      NAME OF REPORTING PERSON
                           S.S. OR I.R.S. IDENTIFICATION NO.
                           OF ABOVE PERSON
                           Edelman Value Partners, L.P.
--------------------------------------------------------------------------------
                  (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [x]
                                                                    (b)  [ ]
--------------------------------------------------------------------------------
                  (3)      SEC USE ONLY
--------------------------------------------------------------------------------
                  (4)      SOURCE OF FUNDS
                           WC
--------------------------------------------------------------------------------
                  (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)         [ ]
--------------------------------------------------------------------------------
                  (6)      CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
--------------------------------------------------------------------------------
NUMBER OF         (7)      SOLE VOTING POWER
                           36,300
SHARES            ______________________________________________________________
BENEFICIALLY      (8)      SHARED VOTING POWER
                                   - 0 -
OWNED BY________________________________________________________________________
EACH              (9)      SOLE DISPOSITIVE POWER
                           36,300
REPORTING         ______________________________________________________________
PERSON WITH       (10)     SHARED DISPOSITIVE POWER
                                   - 0 -
-----------------------------------------------------------------------------
                  (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
                           BY EACH REPORTING PERSON
                           36,300
------------------------------------------------------------------------------
                  (12)     CHECK BOX IF THE AGGREGATE AMOUNT
                           IN ROW (11) EXCLUDES CERTAIN SHARES             [ ]
-----------------------------------------------------------------------------
                  (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             1.8%
-------------------------------------------------------------------------------
                  (14)     TYPE OF REPORTING PERSON
                           PN
------------------------------------------------------------------------------

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No, 163616105

                  (1)      NAME OF REPORTING PERSON
                           S.S. OR I.R.S. IDENTIFICATION NO.
                           OF ABOVE PERSON
                           Edelman Value Fund, Ltd.
--------------------------------------------------------------------------------
                  (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [x]
                                                                       (b)  [ ]
--------------------------------------------------------------------------------
                  (3)      SEC USE ONLY
-------------------------------------------------------------------------------
                  (4)      SOURCE OF FUNDS
                           WC
--------------------------------------------------------------------------------
                  (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)         [ ]
------------------------------------------------------------------------------
                  (6)      CITIZENSHIP OR PLACE OF ORGANIZATION
                           British Virgin Islands
-------------------------------------------------------------------------------
NUMBER OF         (7)      SOLE VOTING POWER

SHARES            _____________________________________________________________
BENEFICIALLY      (8)      SHARED VOTING POWER
                           71,350
OWNED BY_______________________________________________________________________
EACH              (9)      SOLE DISPOSITIVE POWER

REPORTING         ___________________________________________________________
PERSON WITH       (10)     SHARED DISPOSITIVE POWER
                           71,350
-----------------------------------------------------------------------------
                  (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
                           BY EACH REPORTING PERSON
                           71,350
-------------------------------------------------------------------------------
                  (12)     CHECK BOX IF THE AGGREGATE AMOUNT
                           IN ROW (11) EXCLUDES CERTAIN SHARES              [ ]
-------------------------------------------------------------------------------
                  (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             3.6%
-------------------------------------------------------------------------------
                  (14)     TYPE OF REPORTING PERSON
                           PN
-------------------------------------------------------------------------------

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 163616105

                  (1)      NAME OF REPORTING PERSON
                           S.S. OR I.R.S. IDENTIFICATION NO.
                           OF ABOVE PERSON
                           A. B. Edelman Management Company, Inc.
-----------------------------------------------------------------------------
                  (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [x]
                                                                       (b)  [ ]
------------------------------------------------------------------------------
                  (3)      SEC USE ONLY
-------------------------------------------------------------------------------
                  (4)      SOURCE OF FUNDS
                           Not Applicable
-------------------------------------------------------------------------------
                  (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]
-------------------------------------------------------------------------------
                  (6)      CITIZENSHIP OR PLACE OF ORGANIZATION
                           New York
-----------------------------------------------------------------------------
NUMBER OF         (7)      SOLE VOTING POWER
                                    - 0 -
                  -------------------------------------------------------------
BENEFICIALLY      (8)      SHARED VOTING POWER
                           36,300  (comprised of shares owned by Edelman Value
                                    Partners)
OWNED BY____________________________________________________________________
EACH              (9)      SOLE DISPOSITIVE POWER
                                    - 0 -
REPORTING         ____________________________________________________________
PERSON WITH       (10)     SHARED DISPOSITIVE POWER
                            36,300 (comprised of shares owned by Edelman Value
                                    Partners)
------------------------------------------------------------------------
                  (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
                           BY EACH REPORTING PERSON
                           36,300 (comprised of shares owned by Edelman Value
                                   Partners
-----------------------------------------------------------------------------
                  (12)     CHECK BOX IF THE AGGREGATE AMOUNT
                           IN ROW (11) EXCLUDES CERTAIN SHARES              [ ]
-------------------------------------------------------------------------------
                  (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             1.8%
-------------------------------------------------------------------------------
                  (14)     TYPE OF REPORTING PERSON
                           CO
------------------------------------------------------------------------------

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 163616105

                  (1)      NAME OF REPORTING PERSON
                           S.S. OR I.R.S. IDENTIFICATION NO.
                           OF ABOVE PERSON
                           Asher B. Edelman
------------------------------------------------------------------------------
                  (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [x]
                                                                       (b)  [ ]
----------------------------------------------------------------------------
                  (3)      SEC USE ONLY
----------------------------------------------------------------------------
                  (4)      SOURCE OF FUNDS
                           Not Applicable
-----------------------------------------------------------------------------
                  (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]
------------------------------------------------------------------------------
                  (6)      CITIZENSHIP OR PLACE OF ORGANIZATION
                           United States
-------------------------------------------------------------------------------
NUMBER OF         (7)      SOLE VOTING POWER
                           - 0 -
SHARES            _____________________________________________________________
BENEFICIALLY      (8)      SHARED VOTING POWER
                           107,650 (comprised of shares owned by Edelman Value
                                    Partners and Edelman Value
Fund)
OWNED BY_____________________________________________________________________
EACH              (9)      SOLE DISPOSITIVE POWER

REPORTING     ________________________________________________________________
PERSON WITH       (10)     SHARED DISPOSITIVE POWER
                           107,650 (comprised of shares owned by Edelman Value
                                    Partners and Edelman Value Fund)
--------------------------------------------------------------------------
                  (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
                           BY EACH REPORTING PERSON
                           107,650 (comprised of shares owned by Edelman Value
                                    Partners and Edelman Value Fund)
----------------------------------------------------------------------------
                  (12)     CHECK BOX IF THE AGGREGATE AMOUNT
                           IN ROW (11) EXCLUDES CERTAIN SHARES              [ ]
-------------------------------------------------------------------------------
                  (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             5.4%
-------------------------------------------------------------------------------
                  (14)     TYPE OF REPORTING PERSON
                           IN
-------------------------------------------------------------------------------

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 163616105


Item 1.  Security and Issuer.
---------------------------------

                  This statement on Schedule 13D relates to the Common Stock, Without Par Value (the "Common Stock") of Chemi-Trol Chemical Co., an Ohio corporation (the "Company"). The address of the principal executive offices of the Company is 2776 CR 69, Gibsonburg, Ohio 43431. The Reporting Persons (filing as a group), are owners of shares of the Company's Common Stock.

Item 2.  Identity and Background.
----------------------------------------

                  (a) This statement is filed as a joint statement pursuant to Rule 13d-1(f)(1) by (i) Edelman Value Partners, L.P., a Delaware limited partnership ("Edelman Value Partners") with respect to the shares owned by it
(ii) Edelman Value Fund, Ltd., a British Virgin Islands corporation, ("Edelman Value Fund") with respect to the shares owned by it, (iii) A..B. Edelman Management Company, Inc., a New York corporation ("Edelman Management") as the sole general partner for Edelman Value Partners, with respect to the shares owned by Edelman Value Partners and (iv) Asher B. Edelman because of his position as Investment Manager for Edelman Value Fund and because of his position as President and sole Director of Edelman Management (collectively, the "Reporting Persons").

                  The sole general partner of Edelman Value Partners is Edelman Management. Edelman Value Fund's sole officer and director is Bayard Corporate Services [BVI] Ltd. and the business address of its sole officer and director is the Creque Building, P.O. Box 116, Road Town, Tortola, B.V.I. The names of the director and executive officers of Edelman Management are set forth in Schedule A hereto.

                   (b) The address of the principal business and principal office of each of Edelman Management, and Edelman Value Partners is 717 Fifth Avenue, New York, New York 10022. The principal business address of Edelman
Value Fund is the Creque Building, P.O. Box 116, Road Town, Tortola, B.V.I. Asher B. Edelman maintains business offices in conjunction with the foregoing entities.

                  (c) The principal business of Edelman Value Partners is that of an investment partnership. The principal business of Edelman Value Fund is that of an investment fund. The principal business of Edelman Management is that of an investment manager. The principal occupations of Mr. Edelman and the remaining executive officers of Edelman Management are set forth in Schedule A hereto.

                  (d) None of the persons referred to in paragraph (a) above has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) None of the persons referred to in paragraph (a) above has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 163616105

               (f) Asher B. Edelman is a citizen of the United States. All other natural persons referred to above or in the Schedules attached hereto are citizens of the United States except as noted in such Schedules.

Item 3.  Source and Amount of Funds or Other consideration.

         As of the date of this statement, the Reporting persons' net investment cost (including commissions, if any) is $400,906.75 for the 36,300 shares owned by Edelman Value Partners and $796,583.25 for the 71,350 shares owned by Edelman Value Fund. Each entity made purchases of the Common Stock with its working capital. Each entity possesses a portfolio containing shares other than those of the Company which portfolio shares may, from time to time, be held in margin accounts at major domestic brokerage firms which may have debit balances, and which may, from time to time, be subject to security interests in favor of major domestic or international lending institutions to secure working capital advances. Since the portfolio securities are comprised of shares other than those of the Company, it is highly impractical to determine the amount, if any, borrowed with respect to the Company shares held in such general accounts or comprising a portion of such collateral.

Item 4.  Purposes of the Transaction.

         The Reporting Persons have acquired the shares of the Company with a view to making a profit.

         The Reporting Persons intend to closely monitor developments at the Company, especially concerning methods for maximizing shareholder value. The Reporting Persons intend to meet with the management and other shareholders to recommend possible actions for the Company to initiate in order to improve shareholder value. In light of their view, the Reporting Persons have requested a list of the common shareholders from the Company and may utilize the information contained in the list to contact other shareholders with the goal of securing support for their views regarding the enhancement of shareholder value and other matters affecting the Company.

         Depending on future developments, the plans of the Reporting Persons may change. The Reporting Persons may from time-to-time (i) acquire additional Shares (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of shares at prices deemed favorable in the open market, in privately negotiated transactions or otherwise, or (iii) act to institute measures to increase the value of the Company's shares, subject to applicable securities laws, as, if and when such acquisitions or sales are determined by the Reporting Persons, or any of them, to be in their best interests.

Item 5.  Interest in Securities of the Issuer.

     (a) The aggregate percentage of the outstanding shares of Common Stock reported owned by each person referred to herein is based upon 2,004,930 shares of Common Stock outstanding as of March 1, 1997, based upon information received from the Company and as reported on the Company's 10K for the year ending December 31, 1996.

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 163616105

                         As of the close of business on March 31, 1997:

     (i) Edelman Management owns no shares of Common Stock. As sole general partner of Edelman Value Partners, Edelman Management may be deemed, by the provisions of Rule 13d-3, to be the beneficial owner of the 36,300 shares of Common Stock owned by Edelman Value Partners. Such shares constitute approximately 1.8% of the Common shares outstanding.

     (ii) Edelman Value Partners owns 36,300 shares of Common Stock which constitute approximately 1.8% of the Common shares outstanding.

     (iii) Edelman Value Fund owns 71,350 shares of Common Stock which constitute approximately 3.6% of the common shares outstanding.

     (iv) Asher B. Edelman owns no shares of Common Stock. As the President and sole Director of Edelman Management, which is the sole General Partner of Edelman Value Partners, and as the Investment Manager of Edelman Value Fund, Asher B. Edelman may be deemed, by the provisions of Rule 13d-3, to be the beneficial owner of the 36,300 shares of Common Stock owned by Edelman Value Partners and the 71,350 shares of Common Stock owned by Edelman Value Fund. Such shares , in the aggregate, constitute 5.4% of the Common shares outstanding.

                  (b) Edelman Value Partners has the sole power to vote and dispose of the shares owned by it, which power is exercisable by Mr. Edelman, as President and sole Director of Edelman Management, which is the sole General Partner of Edelman Value Partners.

                  Edelman Value Fund has the sole power to vote and dispose of the shares owned by it, which power is exercisable by Mr. Edelman, as Investment Manager.

                  (c) All transactions in the Common Stock within the 60 days preceding this statement by the Reporting Persons and, to the best knowledge of the Reporting Persons, by other persons referred to in Item 5(a) are reported on Schedule A hereto. Except as otherwise noted, all such transactions were open market transactions.

                  (d)      Not applicable.

                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.__________________________________________________

         Other than the relationships disclosed in other sections of this statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Company.

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 163616105

Item 7.  Material to be Filed as Exhibits.

         The Reporting persons are parties to an Agreement Regarding Joint Filing Under Section 13(d) of The Exchange Act dated March 26, 1997.



                      SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 163616105

                                    SIGNATURE


                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   April 2, 1997


                         /S/_________________________________________
                         ASHER B. EDELMAN
                         Asher B. Edelman, individually and as attorney-in-fact
                         for  each  of  Edelman   Value   Partners, Edelman
                         Value Fund, Ltd., and A. B. Edelman Management Company, Inc. under powers of attorney



                      SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 163616105

                                   SCHEDULE A

                       Director and Executive Officers of
                      A. B. Edelman Management Company Inc.

                                                                  Present
         Name              Business Address                   Principal Occupation

Asher B. Edelman           Refer to Item 2(b)                 General Partner, Asco Partners, a general
                                                              partner of Edelman Securities Company (broker-
                                                              dealer) General Partner, Plaza Securities Company
                                                              (investment partnership); Chairman of  the
                                                              Board and Chief Executive Officer,
                                                              Datapoint Corporation (telecommunication
                                                              company); Investment Manager, Edelman Value
                                                              Fund, Ltd., (investment entity) Chairman of the
                                                              Board, Canal Capital Corporation (real
                                                              estate and art operations)

Additional Executive Officers:

Irving Garfinkel           717 Fifth Avenue                   General Partner, Asco Partners, a general partner
                           New York, NY 10022                 of  Edelman   Securities   Company   (broker-dealer);
                                                              General  Partner  and  Controller,  Plaza  Securities
                                                              Company (investment partnership)

Gerald N. Agranoff         717 Fifth Avenue                   General Partner, Asco Partners, a general partner
                           New York, NY 10022                 of  Edelman   Securities   Company   (broker-dealer);
                                                              General   Partner  and  Counsel,   Plaza   Securities
                                                              Company (investment partnership)

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 163616105

                                   SCHEDULE B

     Transactions in Chemi-Trol Chemical Co. Common Stock, Without Par Value
                            During Preceding 60 Days

                                     No. Shares
Date       Name                     Bought (Sold)              Price


1/24/97  Edelman Value Fund                 200              10.8750
2/27/97  Edelman Value Fund                  50              11.0000
2/28/97  Edelman Value Partners             100              10.3500
3/26/97  Edelman Value Fund               2,500               9.9150
3/27/97  Edelman Value Fund                 500              10.8000
3/27/97  Edelman Value Partners             500              10.8000
3/31/97  Edelman Value Fund               1,500              10.7900
3/31/97  Edelman Value Partners           2,500              10.7900


                      SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 163616105

                                    EXHIBIT 1

                        AGREEMENT REGARDING JOINT FILING
                     UNDER SECTION 13(d) OF THE EXCHANGE ACT

                  FOR VALUE RECEIVED, the undersigned, effective as of March 26, 1997, hereby agree as follows:

                  1. Joint Filing Authorization. Each party hereto authorizes ASHER B. EDELMAN to file on their behalf with the Securities & Exchange Commission (the "SEC"), all appropriate exchanges and other appropriate parties, as a joint filing for all of the undersigned parties pursuant to Rule 13d-1(f)(1)(iii), a statement of their beneficial ownership of the Common Stock, Without Par Value of CHEMI-TROL CHEMICAL CO. (the "Company") on Schedule 13D as promulgated by the SEC, including any pertinent amendments thereto, and including, where applicable, additions or deletions to the group represented by the undersigned.

                  2. Power of Attorney. Each party hereto hereby designates and appoints ASHER B. EDELMAN as their attorney-in-fact, to take all actions and to execute all documentation in their stead and on their behalf necessary or prudent to effectuate the joint filings relating to the Company contemplated by this Agreement, until revoked in writing by the party.

                  3. Binding on Heirs, Representatives, Successors and Assigns. This Agreement shall be binding upon the undersigned and their respective heirs, representatives, successors and assigns.

                      /s/_________________________________________
                      ASHER B. EDELMAN

                      EDELMAN   VALUE   PARTNERS,    L.P.,  a  Delaware limited
                      partnership, By: A. B.Edelman Management Company, Inc., a New York corporation, General Partner

                      By:  /s/_____________________________________
                           Asher B. Edelman, President

                      EDELMAN VALUE FUND, LTD.,   a  British   Virgin   Islands
                      corporation
                      By:  /s/______________________________________
                           Asher B. Edelman, Investment Manager

                      A. B. EDELMAN  MANAGEMENT  COMPANY,   INC.,  a  New  York
                      corporation

                      By:/s/_______________________________________
                         Asher B. Edelman, President

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 163616105